SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  --------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           Mutual Risk Management Ltd.
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                                (Name of Issuer)

                         Common Shares, par value $0.01
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                         (Title of Class of Securities)

                                    628351108
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                                 (CUSIP Number)

                             Paul S. Giordano, Esq.
             Executive Vice President, General Counsel and Secretary
                                 XL Capital Ltd
                                    XL House
                               One Bermudiana Road
                             Hamilton, HM11, Bermuda
                                 (441) 292-8815

                                    Copy to:

                               Immanuel Kohn, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 21, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  628351108
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1    NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (entities only)

     XL CAPITAL LTD
     I.R.S. Employer Identification No. 98-0191089
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[ ]
     (b)[ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)

     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
------------------------- ------------------------------------------------------
                    7      SOLE VOTING POWER

    Number of              7,286,041
                    ------ -----------------------------------------------------
      Shares        8      SHARED VOTING POWER
Beneficially Owned
                           0
                    ------ -----------------------------------------------------
     by Each        9      SOLE DISPOSITIVE POWER
    Reporting
   Person With             7,078,555
                    ------ -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       7,286,041
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
       [   ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.5% (based on a total of 41,633,175 shares outstanding as of
       March 28, 2002, as reported in Mutual Risk Management's Annual Report of Form 10-K filed with the Securities and Exchange Commission on April 2, 2002)
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14     TYPE OF REPORTING PERSON (See Instructions)
       CO
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

Item 1.  Security and Issuer.

     This Amendment No. 1 to Schedule 13D relates to the Common Shares, par value $0.01 per share (the "Common Shares"), of Mutual Risk Management Ltd. ("MRM"), and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 1 supplements and amends the statement on Schedule 13D originally filed on May 29, 2001 (the "Original Statement"). The address of the principal executive offices of MRM is 44 Church Street, Hamilton HM12, Bermuda.

Item 2.  Identity and Background.

     (a) XL Capital Ltd ("XL") (through investments by XL Insurance (Bermuda) Ltd ("XLI"), a wholly owned subsidiary of XL, and XL Capital Principal Partners II, L.P. ("XL Capital Partners"), an affiliate of XL)

     (b) XL House, One Bermudiana Road, Hamilton HM 11, Bermuda.

     (c) XL is a diversified Bermuda-based insurance and reinsurance holding company.

     (d) XL has not and, to the best of XL's knowledge, none of its directors or executive officers has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) XL has not and, to the best of XL's knowledge, none of its directors or executive officers has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of XL the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds required by XL to purchase the Securities (as defined below) was $52,500,000. The funds necessary to purchase the Securities were obtained from funds available for investment in the ordinary course of business.

Item 4.  Purpose of Transaction.

     Item 4 of the original Statement is hereby amended in its entirety to add the following to the end thereof:

     Pursuant to the terms of the 9 3/8% Convertible Debentures due 2005 (the "Debentures"), on March 7, 2002, XLI executed a consent and amendment thereto (the "Consent and Amendment") pur-suant to which XLI consented to the sale (the "Hemisphere Sale") by MRM's subsidiaries, MGL Investments, LLC, a Delaware limited liability company ("MGL") and MRM Financial Services Ltd., a Bermuda company ("MRM Financial" and together with MGL, the "MRM Sellers") of certain of their subsidiaries, Hemisphere Financial Services LLC, Hemisphere Financial Group LLC, Hemisphere Management Limited and Hemisphere Management (Ireland) Limited. Pursuant to the terms of MRM's senior credit facility, the required lenders thereunder (the "Lenders") also executed a consent on the same terms (the "Bank Consent" and together with the Consent and Amendment, the "Consents"). The Consent and Amendment amended
Section 4 of the Debenture to provide that the number of Common Shares issuable upon exchange of the Debentures or conversion of the Newco Debentures shall be calculated without giving effect to the Prepayments (as defined below) on the outstanding amount of the Debentures. MRM also agreed that Lenders and the Debenture holders who elected to receive payment would share pro rata in the net proceeds of the Hemisphere Sale of $88,300,000 (the "Hemisphere Net Proceeds"), calculated on such date upon the aggregate principal amount of Debt or Indebtedness owing to the Lenders, on the one hand, and the Debenture holders on the other hand (the "Prepayments").

     XLI and XL Capital Partners elected to receive their pro rata portion of the Hemisphere Net Proceeds in the respective amounts of $13,963,720.93 and $410,697.67. The Hemisphere Sale closed on March 21, 2002 at which time each of XLI and XL Capital Partners received their respective Prepayments. Each of XLI and XL Capital Partners' Debentures was reduced by the amount of their respective Prepayments to $37,036,279.10 and $1,089,302.33 respectively. XLI and XL Capital Partners also received Series A Preferred Shares (the "Preferred Shares") in the aggregate amount of 7,285,714 shares and 214,286 shares respectively. As a result of the Prepayments, the aggregate amount of Preferred Shares held by XLI and XL Capital Partners have been reduced to 5,290,897 shares and 155,615 shares respectively.

     In connection with the original Investment, XLI received a voting proxy from Robert A. Mulderig ("Mr. Mulderig"), chairman of the board of directors and chief executive officer of MRM, pursuant to which Mr. Mulderig assigned to XLI the voting power of the Debentures, Voting Preferred Stock, voting preferred shares and Common Shares of MRM and Newco into which the Debentures are convertible or for which they are exchangeable by Mr. Mulderig. The Voting Proxy to XLI from Mr. Mulderig was previously filed as an exhibit to the Original Statement. In connection with the Hemisphere Sale, Mr. Mulderig elected to receive his pro rata portion of the Hemisphere Net Proceeds in the amount of $547,596.90. Mr. Mulderig's Debenture amount outstanding was reduced to $1,452,403.10. As a result of his Prepayment, the amount of Preferred Shares held by Mr. Mulderig was reduced to 207,486 shares.


Item 5. Interest in Securities of Issuer.


     Item 5 of the Original Statement is hereby amended in its entirety to read as follows:

     (a) Amount beneficially owned: As a result of the Hemisphere Sale, as of March 21, 2002, 7,286,041 Common Shares. These shares are held by XL, a wholly owned subsidiary of XLI, and XL Capital Partners, an employee co-investment vehicle and an affiliate of XL. The Common Shares beneficially owned by XL consist of (x) 5,446,512 Common Shares issuable upon conversion of the Debentures, (y) 1,632,043 Common Shares issuable upon exercise of the Warrants and (z) 207,486 Common Shares for which XLI has a voting proxy from Mr. Mulderig. As of March 21, 2002, 7,286,041 Common Shares represented approximately 17.5% of the outstanding Common

Shares of MRM, based on MRM's 10-K for the year ended December 31, 2001 which stated that 41,633,175 Common Shares were then outstanding.

     (b) XL has the sole power to vote and sole authority to dispose or direct the disposition of the Common Shares reported by this Schedule 13D, including any Common Shares which it may acquire upon conversion of the Debentures or upon exercise of the Warrants. In addition, as described in Item 6 below, XL has the right to vote the Common Shares of Mr. Mulderig pursuant to a voting proxy issued by Mr. Mulderig to XLI.

     (c) Except as reported above, XL has not engaged in any transactions in the Issuer Common Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Statement is amended by adding the following to the end thereof. In addition, the responses set forth in Items 4 and 5 of this Amendment No. 1 are incorporated by reference into this Item 6:

     Pursuant to the Consent and Amendment, in order to secure the repayment of the Obligations and the Debt or Indebtedness outstanding under the Debentures, the MRM Sellers have granted a security interest to Bank of America, N.A., as collateral agent for the Lenders and the Debenture holders in all of their respective rights to receive moneys under certain agreements, including the stock purchase agreement dated as of March 7, 2002 by and among the MRM Sellers, certain management sellers listed therein and The BISYS Group, Inc., a Delaware corporation.

     Except as described above and in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among XL and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

     Item 7 of the Original Statement is hereby amended to add the following:

     1. Consent and Amendment to Debentures, dated as of March 7, 2002

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2002.


                              By:     /s/ Jerry de St. Paer
                                     ------------------------------------------
                                     Name:   Jerry de St. Paer,
                                             Executive Vice President and
                                             Chief Financial Officer

                                   Schedule I

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director and executive officer of XL Capital Ltd are set forth in the following table:

1.       (a)      Brian M. O'Hara
         (b)      XL Capital Ltd, XL House, One Bermudiana Road, Hamilton,
                  HM11, Bermuda
         (c)      President, Chief Executive Officer and Director of XL
                  Capital Ltd, One Bermudiana Road,
                  Hamilton, HM11, Bermuda
         (d)      U.S.A.

2.       (a)      Michael P. Esposito, Jr.
         (b)      c/o XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton HM 11, Bermuda (c) Director and Chairman of the
                  Board of XL Capital Ltd (d) U.S.A.

3.       (a)      Ronald L. Bornhuetter
         (b)      c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton
                  HM 11, Bermuda
         (c)      Director of XL Capital Ltd
         (d)      U.S.A.

4.       (a)      John W. Weiser
         (b)      c/o XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton HM 11, Bermuda
         (c)      Director of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton HM 11, Bermuda
         (d)      U.S.A.

5.       (a)      Ellen E. Thrower
         (b)      The College of Insurance, 101 Murray Street, New York,
                  NY 10007
         (c)      Director of XL Capital Ltd and Executive Director,
                  The College of Insurance, 101 Murray Street,
                  New York, NY 10007
         (d)      U.S.A.

6.       (a)      Michael A. Butt
         (b)      c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton
                  HM 11, Bermuda
         (c)      Director of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton, HM 11, Bermuda, and Former President and Chief
                  Executive Officer, Mid Ocean Limited
         (d)      U.K.

7.       (a)      Alan Z. Senter
         (b)      2 West 67th Street, Apartment 10B, New York, NY 10023
         (c)      Director of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton, HM 11,
                  Bermuda and Chairman, Senter Associates
         (d)      U.S.A.

8.       (a)      John T. Thornton
         (b)      c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton
                  HM 11, Bermuda

         (c) Director of XL Capital Ltd, c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
         (d)      U.S.A.

9.       (a)      Paul Jeanbart
         (b)      Rolaco Group of Companies, 28 Boulevard du Pont d'Arve,
                  1205 Geneva, Switzerland
         (c)      Director of XL Capital Ltd and Chief Executive Officer,
                  The Rolaco Group of Companies, 28 Boulevard du Pont d'Arve, 1205 Geneva, Switzerland
         (d)      Canada

10.      (a)      Cyril Rance
         (b)      c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton
                  HM 11, Bermuda
         (c)      Director of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton, HM 11, Bermuda
         (d)      Bermuda

11.      (a)      Robert S. Parker
         (b)      Georgetown University, 5200 Watson Street, N.W., Washington,
                  D.C. 20016
         (c)      Director of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton, HM 11, Bermuda and Dean Emeritus and Professor of the School of The McDonough School of Business at Georgetown University
         (d)      U.S.A.

12.      (a)      Sir Brian Corby
         (b)      c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton
                  HM 11, Bermuda
         (c)      Director of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton, HM 11, Bermuda and Former Chairman of the Board of
                  The Brockbank Group, plc (d) U.K.

13.      (a)      John Loudon
         (b)      Caneminster Ltd., Suite B, Bristol House, 67 Lower Sloane
                  Street, London, SW1W 8DD, England
         (c)      Director of XL Capital Ltd and Chairman, Caneminster
                  Limited., Suite B, Bristol House, 67 Lower Sloane Street,
                  London, SW1W 8DD, England
         (d)      The Netherlands

14.      (a)      Robert R. Glauber
         (b)      National Association of Securities Dealers, Inc.,
                  One Liberty Plaza, New York, New York 10006, U.S.A.
         (c)      Director of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton, HM 11 Bermuda and President and Chief Executive
                  Officer, NASD
         (d)      U.S.A.

15.      (a)      Robert Clements (retiring May 2002)
         (b)      Arch Capital Group Ltd, 20 Horseneck Lane, Greenwich, CT 06830

         (c) Director of XL Capital Ltd and Chairman, Arch Capital Group Ltd, 20 Horseneck Lane, Greenwich, CT 06830
         (d)      U.S.A.

16.      (a)      Dale Comey
         (b)      4 Dalriada, Cromwell, Connecticut  06416
         (c)      Director of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton, HM 11, Bermuda
         (d)      U.S.A.

17.      (a)      Nicholas M. Brown, Jr.
         (b)      XL Capital Ltd, XL House, One Bermudiana Road, Hamilton,
                  HM11, Bermuda
         (c)      Executive Vice President and Chief Executive of Insurance
                  Operations of XL Capital Ltd, One Bermudiana Road, Hamilton
                  HM 11, Bermuda
         (d)      U.S.A.

18.      (a)      Jerry de St. Paer
         (b)      XL Capital, XL House, One Bermudiana Road, Hamilton HM 11,
                  Bermuda
         (c)      Executive Vice President and Chief Financial Officer of
                  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11,
                  Bermuda
         (d)      U.S.A.


19.      (a)      Paul S. Giordano
         (b)      XL Capital Ltd, XL House, One Bermudiana Road, Hamilton,
                  HM11, Bermuda
         (c)      Executive Vice President, General Counsel and Secretary of
                  XL Capital Ltd, XL Insurance Ltd and XL Re Ltd, XL House,
                  One Bermudiana Road, Hamilton, HM11, Bermuda
         (d)      U.S.A.

20.      (a)      Christopher V. Greetham
         (b)      XL Capital Ltd, XL House, One Bermudiana Road, Hamilton,
                  HM11, Bermuda
         (c)      Executive Vice President and Chief Investment Officer of
                  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton,
                  HM11, Bermuda
         (d)      U.K.

21.      (a)      Henry C. V. Keeling
         (b)      XL Capital Ltd, XL House, One Bermudiana Road, Hamilton,
                  HM11, Bermuda
         (c)      Executive Vice President and Chief Executive of Reinsurance
                  Operations of XL Capital Ltd and Chief Executive Officer of
                  XL Re Ltd, XL House, One Bermudiana Road, Hamilton, HM11,
                  Bermuda
         (d)      U.K.

22.      (a)      Fiona E. Luck
         (b)      XL Capital Ltd, XL House, One Bermudiana Road, Hamilton,
                  HM11, Bermuda
         (c)      Executive Vice President, Group Operations and Assistant
                  Secretary of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton, HM 11, Bermuda
         (d)      U.K.

23.      (a)      Robert R. Lusardi
         (b)      XL Capital Ltd, XL House, One Bermudiana Road, Hamilton,
                  HM11, Bermuda
         (c)      Executive Vice President and Chief Executive of Financial
                  Products and Service Operations, XL Capital Ltd, XL House,
                  One Bermudiana Road, Hamilton, HM11, Bermuda
         (d)      U.S.A.

24.      (a)      Clive R. Tobin
         (b)      XL House, One Bermudiana Road, Hamilton, HM 11, Bermuda
         (c)      Executive Vice President of XL Capital Ltd, XL House,
                  One Bermudiana Road, Hamilton, HM 11, Bermuda
         (d)      U.K.

25.      (a)      Willi Suter
         (b)      XL Winterthur International Ltd., Gruzefeldstrasse 41,
                  P.O. Box 286, CH-8401 Winterthur, Switzerland
         (c)      Executive Vice President for International Strategic
                  Development of XL Capital Ltd, XL House, One Bermudiana Road,
                  Hamilton, HM 11, Bermuda
         (d)      Switzerland

                       CONSENT AND AMENDMENT TO DEBENTURES


     THIS CONSENT AND AMENDMENT TO DEBENTURES (this "Consent and Amendment") is entered into as of March 7, 2002, among MUTUAL RISK MANAGEMENT LTD., a company incorporated under the laws of Bermuda ("Mutual Risk" or the "Issuer"), MUTUAL GROUP, LTD., a Delaware corporation ("Mutual Group"), MGL INVESTMENTS LLC (successor to MGL Investments Ltd.), a Delaware limited liability company ("MGL Investments"), LEGION FINANCIAL CORPORATION, a Missouri corporation ("Legion"), MUTUAL RISK MANAGEMENT (HOLDINGS) LTD., a company incorporated under the laws of Bermuda ("MRM Holdings"), MRM SECURITIES LTD., a company incorporated under the laws of Bermuda ("MRM Securities"), MUTUAL FINANCE LTD., a company incorporated under the laws of Bermuda ("MRM Finance"), MRM SERVICES LTD., a company incorporated under the laws of Bermuda ("MRM Services"), MSL (US) LTD., a Delaware corporation ("MSL"), and MRM SERVICES (BARBADOS) LTD., a company incorporated under the laws of Barbados ("MSBL" and, together with MGL Investments, Legion, MRM Holdings, MRM Securities, MRM Finance, MRM Services, MSL, MSBL, Mutual Risk, and Mutual Group, the "Guarantors") and XL INSURANCE (BERMUDA) LTD ("XL Insurance").

                                    RECITALS


     A. XL Insurance is a holder of over $50.0 million in principal amount of the Issuer's 9 3/8% Convertible Exchangeable Debentures due 2006 (as hereafter modified, amended or supplemented, the "Debentures". Unless otherwise defined herein, defined terms used herein shall have the meanings given such terms in the Debentures.

     B. Mutual Risk has advised XL Insurance that certain Events of Default have occurred and are continuing under Sections 7(r) and 7(s) of the Debentures (the "Existing Events of Default"). Mutual Risk has advised XL Insurance that one or more of its Wholly Owned Subsidiaries desires to sell all or substantially all of the capital stock or limited liability company interests (the "Sale") of Hemisphere Management Limited, a Bermuda company, Hemisphere Financial Services LLC, a Delaware limited liability company, Hemisphere Financial Group LLC, a Delaware limited liability company, and Hemisphere Management (Ireland) Limited, an Ireland company (collectively, "Hemisphere"), and, as required by Section 7(n) of the Debentures, the Issuer and the Guarantors have requested that XL Insurance consent to the Sale of Hemisphere.

     C. Notwithstanding the existence of, and without waiving, such Existing Events of Default, XL Insurance has agreed to consent to the Sale of Hemisphere upon and subject to the terms and conditions set forth herein. The Issuer and the Guarantors have also agreed to amend the Debentures in certain respects.

     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Issuer and XL Insurance agree as follows:

     1. Consent. XL Insurance hereby irrevocably consents to the Sale of Hemisphere upon the following terms and conditions:

     (a) The Sale of Hemisphere shall be consummated on or before June 30, 2002;

     (b) The Sale of Hemisphere shall be consummated pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), in the form attached hereto as Exhibit A, without waiver or amendment of any of the terms and conditions thereof that would reduce the minimum amount paid to the

Electing Holders (as defined below) and the Lenders pursuant to clause (c) following or that would otherwise be materially adverse to XL Insurance or the other holders of the Debentures, unless such waiver or amendment has been consented to by XL Insurance in advance in writing;

     (c) The net cash proceeds (the "Hemisphere Net Proceeds") paid by the Purchaser (as defined in the Stock Purchase Agreement) for the account of the MRM Sellers (as defined in the Stock Purchase Agreement) at the initial Closing (as defined in the Stock Purchase Agreement) of the Sale of Hemisphere and paid to the Lenders (the "Lenders") under that certain Credit Agreement dated as of September 21, 2000 (as heretofore modified, amended or supplemented, the "Credit Agreement") and the holders of the Debentures who elect to receive such proceeds (after receipt of reasonable written notice to the holders of such right from the Issuer) (the "Electing Holders") pursuant to clause (d) shall not be less than $88,300,000;

     (d) The Hemisphere Net Proceeds shall be paid directly by the Purchaser to the Lenders and the Electing Holders to such account(s) as (i) the Administrative Agent for the Lenders under the Credit Agreement (the "Administrative Agent") may direct in writing, in the case of amounts to be paid to the Lenders and (ii) the Electing Holders may direct in writing, in the case of amounts to be paid to the Electing Holders.

     2. Additional Agreements Relating to the Sale of Hemisphere. The Issuer and the Guarantors agree with XL Insurance as follows:

     (a) The aggregate expenses associated with and payable in connection with the Sale of Hemisphere pursuant to the Stock Purchase Agreement shall not exceed $4,800,000;

     (b) The Issuer and the Guarantors shall cause the MRM Sellers to cause the Purchaser to pay the Hemisphere Net Proceeds in accordance with Subparagraph 1(d). As a result of the existence of the Existing Events of Default under the Credit Agreement (and the Guarantees thereof) and under the Debentures, the Issuer and the Guarantors consent and agree that an amount of principal owing under the Credit Agreement and under the Debentures (and the Guarantees thereof) equal to such Hemisphere Net Proceeds shall become due and payable concurrently with the occurrence of the initial Closing (and concurrently with each payment of Hemisphere Net Proceeds pursuant to clause (c) following) without further action by the Administrative Agent, any Lender or any holder of the Debentures. The portion of such Hemisphere Net Proceeds paid for the account of MGL Investments LLC shall be a payment by MGL Investments LLC on account of its Guarantee of the Obligations and of the Debt evidenced by the Debentures. The portion of such Hemisphere Net Proceeds paid for the account of MRM Financial Services Ltd. shall be declared as a dividend by MRM Financial Services Ltd. to MRM Services Ltd. in accordance with applicable law and shall be a payment by MRM Services Ltd. on account of its Guarantee of the Obligations and of the Debt evidenced by the Debentures;

     (c) The Hemisphere Net Proceeds shall be shared pro rata (based, at the time in question, upon the aggregate principal Debt or Indebtedness owing to the Lenders, on the one hand, and to the holders of the Debentures (whether or not Electing Holders) on the other hand) among the Lenders (for application to the principal of the Obligations, with an automatic reduction in the aggregate amount of the Commitments under the Credit Agreement in a like amount), and the Electing Holders; provided, however, that in the event any holder of Debentures elects to not receive its share of such Hemisphere Net Proceeds, such holder's portion of the Hemisphere Net Proceeds shall be payable to the Electing Holders on a pro rata basis;

     (d) Any moneys (net of any reasonable, substantiated costs and expenses incurred in the collection or realization of such moneys) paid for the account of the MRM Sellers after the initial Closing pursuant to the Stock Purchase Agreement, whether pursuant to the MRM Escrow Agreement (as defined in the

Stock Purchase Agreement), the Management Escrow Agreement (as defined in the Stock Purchase Agreement) or otherwise, including, without limitation, any indemnity payment or expense reimbursement, shall also be Hemisphere Net Proceeds and shall be paid for the account of the MRM Sellers and otherwise treated or transferred as provided in clause (b) preceding and applied as provided in clause (c) preceding; and

     (e) Neither this Consent and Amendment, nor the payment of the Hemisphere Net Proceeds pursuant hereto, shall constitute the waiver by XL Insurance or the other holders of Debentures of the Existing Events of Default that have occurred and are continuing on the date hereof.

     3. Amendment. The Debentures shall be amended to the following effect.

     (a) Section 4 of the Debentures and Section 4 of the Newco Debenture are hereby amended to provide that the repayment of Debentures with a portion of the Hemisphere Net Proceeds will not have the effect of reducing the number of shares of Newco Common Stock that are issuable upon exchange or conversion of the Debentures or the Newco Debentures, respectively. The number of shares of Newco Common Stock issuable upon exchange of the Debentures or conversion of the Newco Debentures shall be calculated without giving effect to any reduction in the outstanding amount of Debentures resulting from the application of the Hemisphere Net Proceeds.

     4. Conditions Precedent. This Consent and Amendment shall become effective when (a) counterparts of this Consent and Amendment are executed by the Issuer and the Guarantors, (b) a written consent is executed by the Administrative Agent and the Requisite Lenders (as defined in the Credit Agreement) and the other parties shown on the signature pages thereof the form attached hereto as Exhibit B and (c) a written consent is executed by the Required Lenders (as defined in the Letter of Credit and Reimbursement Agreement dated as of July 11, 2001, as amended, among Mutual Risk, certain Subsidiaries of Mutual Risk, such lenders, and Bank of America, N.A., as administrative agent for such lenders), and the other parties shown on the signature pages thereof in the form attached hereto as Exhibit C.

     5. Representations and Warranties. The Issuer and the Guarantors hereby jointly and severally represent, warrant and acknowledge to XL Insurance that
(a) immediately after the execution and delivery of this Consent and Amendment and after giving effect hereto, the Existing Events of Default exist under the Debentures, the Issuer and the Guarantors have no defense thereto, and neither XL Insurance nor any of the other holders of Debentures has waived or agreed to forbear from the exercise of any of their rights and remedies that are presently existing as a result of such Existing Events of Default or any other Event of Default that may now exist or hereafter occur under the Debentures, all of which rights and remedies are hereby reserved by XL Insurance and the other holders of Debentures, and may be exercised the holders of the Debentures at any time in their sole discretion (b) all of the provisions of the Transaction Documents, including the Guarantee of the Guarantors, are in full force and effect and are hereby ratified and confirmed, (c) this Consent and Amendment and the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action and require the consent of no Governmental Authority or other Person that has not been delivered and is not in full force and effect,
(d) the execution, delivery and performance by the Issuer and the Guarantors of this Consent and Amendment is of corporate benefit to them, including as a result of the reduction of the principal amount of Debentures and the Guarantees thereof contemplated hereby, (e) the copy of the Stock Purchase Agreement attached hereto is a true, correct and complete copy of the execution form thereof and includes all exhibits and schedules thereto, (f) the dividends contemplated by Subparagraphs 2(b) and 2(d) of this Consent and Amendment are within the corporate power and authority of MRM Financial Services Ltd., have been duly authorized by all necessary corporate action of MRM Financial Services Ltd., will be lawful and not violate or breach any contract, agreement or law to which MRM Financial Services Ltd. is a party or which is binding on MRM Financial Services Ltd., and will not cause MRM Financial Services Ltd. to be insolvent or to be unable to pay its debts and obligations when due, (g) it is believed that United States income taxes in an estimated amount of $3,500,000 will be payable in connection with the Sale of Hemisphere and (h) attached hereto as Exhibit D is a calculation of the gross cash proceeds payable by the Purchaser for the account of the MRM Sellers at the initial Closing of the Sale of Hemisphere and of the deductions from such gross cash proceeds that will be made in determining the Hemisphere Net Proceeds to be received by the Lenders and the holders of the Debentures at the initial Closing. The breach by the Issuer and the Guarantors of any of their representations and warranties set forth in this Paragraph 5 shall constitute an Event of Default but shall not negate the consent given in Paragraph 1.

     6. Covenants. The Issuer and the Guarantors jointly and severally covenant and agree with XL Insurance as follows:

     (a) As soon as practicable, but in any event on or before March 13, 2002, Mutual Risk shall execute and deliver, or cause to be executed and delivered, a share charge and related documentation and opinions, in form and substance satisfactory to XL Insurance on the shares of MRM Services Ltd. owned by Mutual Risk.

     (b) As soon as practicable, but in any event on or before the date of the initial Closing under the Stock Purchase Agreement, Mutual Risk shall cause the MRM Sellers to grant a security interest in all of their respective rights to receive moneys under the MRM Escrow Agreement, the Management Escrow Agreement or otherwise pursuant to the Stock Purchase Agreement, and shall cause to be delivered such agreements, documents, instruments, consents and legal opinions as may be requested by XL Insurance in order to create, evidence, perfect or otherwise give effect to and protect such security interest. Such security interest shall be granted in consideration of the consents and agreements of XL Insurance given herein and for other good and valuable consideration, and such security interest shall be granted to Bank of America, N.A., as collateral agent for the Lenders and the holders of the Debentures, and shall secure the repayment of the Obligations and the Debt or Indebtedness evidenced by the Debentures and the other obligations owing to the holders of the Debentures under the Transaction Documents on a pari passu, pro rata basis based on the principal amount of Debt or Indebtedness owing to each of the Lenders and the holders of the Debentures.

     (c) Mutual Risk shall cause the MRM Sellers to deliver to XL Insurance a copy of any proposed amendment or waiver to the Stock Purchase Agreement promptly after such amendment or waiver is proposed and to deliver to XL Insurance true and correct copies of any supplements to or amendments of any of the Schedules to the Stock Purchase Agreement that are delivered pursuant to
Section 11.15 of the Stock Purchase Agreement.

     (d) The Issuer and the Guarantors shall pay all expenses, including legal fees and expenses of counsel to XL Insurance and each other Electing Holder, incurred by XL Insurance or any other such Electing Holder in connection with this Consent and Amendment.

     (e) On the date of the initial Closing of the Sale of Hemisphere, Mutual Risk shall deliver or cause to be delivered to XL Insurance (i) a certified copy of a resolution of the board of directors of MRM Financial Services Ltd. authorizing the payment of the dividends contemplated by Subparagraphs 2(b) and 2(d), and (ii) a certificate of solvency executed by two directors of MRM Financial Services Ltd. in form and substance satisfactory to XL Insurance.

     (f) On the date of the initial Closing of the Sale of Hemisphere, Mutual Risk shall cause $3,500,000 of the cash proceeds received by the MRM Sellers to be deposited in a restricted account at a bank acceptable to the Administrative Agent and XL Insurance and such amount, together with the investment earn-ings thereon, shall be withdrawn from such account and used only to pay United States income taxes due and owing in connection with the Sale of Hemisphere.

     (g) The Issuer and the Guarantors shall execute and deliver such other agreements, documents instruments and items as XL Insurance may reasonably request in order to give effect to the terms and conditions of this Consent and Amendment.

The breach by the Issuer and the Guarantors of any of its covenants set forth in Paragraph 2 or this Paragraph 6 shall constitute an Event of Default but shall not negate the consent given in Paragraph 1.

     7. Effect of Consent and Amendment. This Consent and Amendment is a Transaction Document. The consent of XL Insurance hereunder is expressly limited to the Sale of Hemisphere and shall not constitute the consent or waiver by XL Insurance or any other holder of Debentures to, of or with respect to any other matter now or hereafter requiring its consent or waiver under the Transaction Documents. Except as amended hereby, the Debentures and the other Transaction Documents are unchanged and are hereby ratified and confirmed.

     8. Engagement of Advisor. Mutual Risk has advised XL Insurance that Mutual Risk has engaged Greenhill Partners (the "Advisor") to advise Mutual Risk and its Subsidiaries with respect to their financial condition, business operations, and properties, and with respect to the restructuring thereof. On or before the date hereof, Mutual Risk has delivered to XL Insurance a copy of the engagement letter evidencing such engagement. The Issuer and the Guarantors shall cause the Advisor to be available at such times and places as XL Insurance may reasonably request to discuss with XL Insurance the financial condition, business operations, and prospects, and the restructuring thereof, of Mutual Risk and its Subsidiaries and shall otherwise cause the Advisor to cooperate with XL Insurance in its review, analysis, and administration of the Debentures and the other Transaction Documents and the transactions contemplated thereby. Mutual Risk shall not terminate the engagement of the Advisor unless Mutual Risk concurrently engages another financial and business advisor reasonably acceptable to XL Insurance.

     9. Release of Claims. In consideration of the execution by XL Insurance of this Consent and Amendment, the Issuer and the Guarantors hereby RELEASE, ACQUIT AND FOREVER DISCHARGE XL Insurance and each of the other holders of Debentures, together with their respective officers, directors, employees, agents, attorneys, representatives, and affiliates (collectively, the "Debenture Parties"), from any and all losses, costs, expenses, claims, damages, actions, causes of action, liability, or suits in law or equity, of whatever kind or nature (including those that may arise out of the negligence, gross negligence, or willful misconduct of holder of Debentures) that the Issuer or any Guarantor have ever had or may now have against any holder of Debentures and that have accrued or arisen on or prior to the date of this Consent and Amendment and that arise from or are related in any manner to or concern the Loan Documents, the transactions contemplated thereby, or the acts or omissions of any Debenture Party in connection therewith.

     10. Counterparts. This Consent and Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

     11. Governing Law. This Consent and Amendment shall be governed by and construed in accordance with the laws of the State of New York.

     12. Companies Not Guarantors. XL Insurance acknowledges that none of the Companies (as such term is defined in the Stock Purchase Agreement) is a Guarantor of the Debentures.

     13. No Third Party Beneficiary. The Purchaser shall have no rights or obligations under this Consent and Amendment, except that the Purchaser may rely on the consent given in Paragraph 1 and on the acknowledgment contained in paragraph 12.

     14. ENTIRETY. THIS CONSENT AND AMENDMENT, THE DEBENTURES AND THE OTHER TRANSACTION DOCUMENTS EMBODY THE ENTIRE AGREEMENT BETWEEN THE PARTIES AND SUPERCEDE ALL PRIOR AGREEMENTS AND UNDERSTANDINGS, IF ANY, RELATING TO THE SUBJECT MATTER HEREOF. THESE TRANSACTION DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

                  [Remainder of Page Intentionally Left Blank]

MUTUAL RISK MANAGEMENT LTD., as Issuer


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------



MUTUAL GROUP, LTD., as a Guarantor


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------



MGL INVESTMENTS LLC (successor to MGL Investments Ltd.), as a Guarantor


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------



LEGION FINANCIAL CORPORATION, as a Guarantor


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------



MUTUAL RISK MANAGEMENT (HOLDINGS) LTD., as a Guarantor


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------




MRM SECURITIES LTD., as a Guarantor


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------

MUTUAL FINANCE LTD., as a Guarantor


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------



MRM SERVICES LTD., as a Guarantor


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------



MSL (US) LTD., as a Guarantor


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------



MRM SERVICES (BARBADOS) LTD., as a Guarantor


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------




XL INSURANCE (BERMUDA) LTD


By:
         --------------------------------------------
         Name:
                  -----------------------------------
         Title:
                  -----------------------------------